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Exhibit (a)(5)(iii)

2006 News Release	[PETRO-CANADA LOGO]

For immediate release
June 9, 2006

Petro-Canada Files Notice of Variation
Containing Only Technical Changes to its Offer for Canada Southern

        Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta — On June 9, 2006, Petro-Canada mailed a Notice of Variation in connection with the offer by its wholly-owned subsidiary, Nosara Holdings Ltd., to acquire all of the common shares of Canada Southern Petroleum Ltd. (Canada Southern — NASDAQ: CSPLF/TSX: CSW). The Notice of Variation, which amends and supplements the original offer, is being mailed to Canada Southern shareholders in response to comments received by the United States Securities and Exchange Commission. This is not unusual and is typical for offers subject to the U.S. tender offer requirements.

        Petro-Canada's offer price for each common share of Canada Southern remains unchanged at U.S.$7.50 per share. The offer remains open for acceptance until 7:00 p.m. (Mountain Standard Time) on June 20, 2006, unless withdrawn or extended.

        In addition, Petro-Canada announced that it has received the advance ruling certificate under the Competition Act (Canada) in respect of the proposed acquisition of Canada Southern. Also, Petro-Canada filed an application with the Alberta Securities Commission for an order to cease trading in respect of the shareholder rights plan of Canada Southern adopted by the board of Canada Southern on May 24, 2006.

Tendering to Petro-Canada's Offer:

        Instructions for Canada Southern shareholders who accept Petro-Canada's offer are explained in the offer documents previously mailed to Canada Southern shareholders. Any tendering questions can be directed to Kingsdale Shareholder Services Inc. at toll-free 1-866-639-8089.

        Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

        This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canada Southern. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on May 15, 2006. Canada Southern stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Canada Southern stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Kingsdale Shareholder Services Inc., the Information Agent for the offer, at 1-866-639-8089.

        (Background information: On May 15, 2006, Petro-Canada, through its wholly-owned subsidiary Nosara Holdings Ltd., commenced a cash offer for all outstanding shares of Canada Southern Petroleum. The offer is for a cash price of US$7.50 per share, or approximately US$113 million in total on a fully diluted basis. The offer represents a premium of 58% over the closing price of Canada Southern's shares on NASDAQ on the day before the offer was announced.)

For more information please contact:
Media & general inquiries: Michelle Harries Corporate Communications Petro-Canada (Calgary) Tel: 403-296-3648	Investor and analyst inquiries: Gord Ritchie Investor Relations Petro-Canada (Calgary) Tel: 403-296-7691 Cell: 403-870-7374
Pam Tisdale Investor Relations Petro-Canada (Calgary) Tel: 403-296-4423 Cell: 403-606-3982

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  Exhibit (a)(5)(iii)